Susan Ormiston                    Page 1 of 11                    August 8, 2016

Exhibit 10.8
[Avon Letterhead]

Personal & Confidential

August 8, 2016

Susan Ormiston
SVP HR & Chief HR Officer
Avon - USA

LONG TERM ASSIGNMENT TO THE UNITED KINGDOM

Dear Susan:

We are very pleased to confirm the terms and conditions relating to your relocation to London, United Kingdom (hereafter “Host Country”) as Senior Vice President HR & Chief HR Officer, reporting to Sheri McCoy, Chief Executive Officer. The terms provided in this Letter of Assignment (“LOA”) are generally governed by the Avon Long Term International Assignment Policy - Tier 1. This is an international assignment to Avon Cosmetics Limited in the Host Country.

The items in this LOA do not create a contract of employment, but simply seek to confirm the conditions that pertain to your transition to the Host Country. While you are on assignment, you will continue to be an employee of Avon Products, Inc. (“Avon” or the “Company”) under terms and conditions consistent with employment by Avon in New York, United States (hereafter “Home Country”).

In the event of any change in circumstances, or additional matters not known at this time, Avon reserves the right to make adjustments to this LOA. You are required to notify Avon of any changes to your family status in order that any assignment allowances may be adjusted accordingly. The LOA will also be reviewed on an annual basis and any assignment allowances will be adjusted accordingly based on changes to your base salary.

This letter is linked with Avon’s Long Term International Assignment Policy - Tier 1 (including the Global Tax Equalization Policy) (hereafter “the Policy”), as may be in effect from time to time. This letter summarizes key points in the Policy as it pertains to your relocation and may contain certain additional requirements and terms. The Policy may be changed from time to time as legal requirements may dictate, new practices may require, or for other reasons at the discretion of Avon. In terms of this specific assignment, local conditions and guidelines applicable to Avon international assignees in the Host Country will also govern your assignment.

DETAILS

The following provisions will apply beginning on or about October 15, 2016, pending grant of your work permit/visa in the Host Country, and your acceptance of the terms and conditions of this letter.

The terms outlined will apply for up to two (2) years, and is anticipated to be reviewed on or before October 31, 2018.

Susan Ormiston                    Page 2 of 11                    August 8, 2016

The assignment may be less than two (2) years subject to the discretion of Avon. The expected duration of this assignment is not a guaranteed term of employment or term of assignment, and your employment remains at-will meaning that your employment and/or assignment can be terminated at any time, with or without notice.

In the event that your assignment exceeds the expected end date, and an extension assignment letter has not been issued, you have not been localized and/or you have not been repatriated, the terms and conditions in this LOA will continue to prevail.

COMPENSATION & BENEFITS OVERVIEW

Total Compensation
Your total compensation includes your annual base salary, your annual incentive awards, your long term incentive plan awards, and any other bonuses or performance-related incentives received during this assignment. It also incorporates international assignment-related allowances and benefits as detailed throughout this letter. Your compensation will be subject to Home Country hypothetical tax and you will be paid the net amount, as described below.

Base Salary
As of your start date in the Host Country, your annual base salary will be US$ 519,000.00. Although this salary is quoted on an annual basis, it does not imply a specific period of employment. Your salary will continue to be based upon your Home Country salary ranges. Your next salary review is scheduled for April 2017.

You will remain on the Avon USA payroll during your international assignment. You may, however, elect to receive a portion of your salary in the Host Country. Please refer to the Compensation Delivery section for more details.

Annual Incentive Plan
Your target award for 2016 is currently 60% of your earned eligible base salary, subject to and in accordance with Avon applicable annual incentive program for your level.

Your annual bonuses, if any, will be paid via the Avon-USA payroll while you are on assignment.

Long Term Incentives
While on assignment, you will continue to be eligible to participate in the long-term incentive programs available for your level.

Avon reviews the annual and long-term incentive programs from time to time and reserves the right to change the programs at its discretion.

Compensation Delivery
A balance sheet approach will be used to ensure that your purchasing power in the Host Country is similar to what it would be had you remained in the Home Country.

A copy of your balance sheet is attached. You will initially continue to receive your salary via your Home Country payroll. Should you decide to receive a portion of your salary in the Host Country during your assignment, please contact your EY Assignment Services contact (see Pre-Departure and Relocation Support section for further details) in writing with the desired home and/or host salary

Susan Ormiston                    Page 3 of 11                    August 8, 2016

payments. However, you will not begin receiving funds in the Host Country until you confirm that you have opened a bank account in the Host Country.

Associate Benefits
While on assignment, the Avon Home Country policies and benefit programs as in effect from time to time will govern your employment. The Avon Home Country payroll department will continue to handle any payroll deductions required for social security taxes, other mandated contributions and contributions to the Avon-sponsored benefit plans in your Home Country.

International Medical Insurance
You and your eligible accompanying dependents will be enrolled in Avon’s international assignee medical plan while you are on assignment. This plan provides coverage for medical, dental, prescription drug, and medical evacuation. Additional details will be provided separately. Avon reserves the right to amend, modify or terminate its benefit plans at any time.

Vacation & Holidays
Vacation eligibility is based on the Avon-USA vacation policy. Your public holidays will be based on the local Host Country holiday schedule.

TAXATION

Tax Equalization
Under the terms of the Policy, Avon’s tax reimbursement policy applicable for your assignment is called ‘tax equalization’. The objective of tax equalization is to ensure that your tax liability while on assignment in the Host Country will be approximately the amount that would be payable if you were working and living in your Home Country. The tax equalization policy is limited to income tax and social taxes. In order to equalize the tax obligation of your foreign service, a hypothetical Home Country income tax is computed and deducted from your total salary. A tax equalization calculation/reconciliation will be prepared at the end of each calendar year to determine if the appropriate Home Country taxes were withheld on your total compensation during your foreign service through your hypothetical income tax deductions. This may result in a balance due to Avon or due to you.

Payment of Assignment Allowances and Reimbursements
Unless otherwise stated, all assignment allowances/reimbursements will be paid net-of-tax.

Tax Assistance
You are required to attend a tax briefing with Avon’s preferred tax advisor; Ernst & Young LLP (hereafter “EY”) in your Home and Host Country to discuss the tax equalization policy and your Home Country and Host Country tax issues and obligations. The scope of the briefings will include any special tax rules applicable to you on your international assignment; including residency issues (and the requirement to complete special departure documentation) and personal tax concerns related to the international assignment.

EY will also be completing your income tax returns while you are on assignment. It is therefore imperative that you make contact with them to ensure that all necessary information is being compiled and that the tax process is in place to file your tax returns on a timely basis. Please contact EJ Kim of EY-United States. Contact information is as follows:

Telephone: [------]            Email: [------]

Susan Ormiston                    Page 4 of 11                    August 8, 2016

You should also contact EY-UK regarding your Host Country returns. Contact information is as follows:

Telephone: [------]         Email: [------]

Lorraine Williams, a Senior Manager at EY in the United States, is responsible for the day-to-day coordination of tax issues regarding Avon’s worldwide expatriates. She may be reached at [------] or via email at [------]. Jay Sternberg, a tax partner at EY in New York, is responsible for Avon’s worldwide expatriate tax work.

In the event of severance, tax treatment of any payments made to you will be reviewed and income tax withholding adjusted accordingly, if necessary.

Hypothetical Tax
As stated above, a hypothetical Home Country tax will be deducted from your total compensation when it is paid to you which includes base salary, annual incentive awards, long term incentive plan awards and any other bonuses or performance-related incentives received during your assignment. Severance payments may also be subject to hypothetical tax. A determination will be made by Avon at the time of payment, in consultation with EY.

Social Security
The hypothetical tax deduction does not cover your Home Country social security obligation. The Home Country payroll department should continue to handle this deduction while you are on assignment. You will not be responsible for any Host Country social taxes incurred while on assignment. These taxes will be paid on your behalf by Avon Cosmetics Limited

PRE-DEPARTURE AND RELOCATION SUPPORT

Assignment Management
Avon has partnered with an external firm EY Assignment Administration, for assignment management services during your assignment. Your EY Assignment Services contact is Neepa Patel who can be reached via email at [------] or telephone at [------].

Your EY Assignment Services contact will have the overall responsibility to coordinate and guide support services such as your pre-assignment consultation and initiation of all vendor services.

Upon receipt of this signed LOA, EY will contact you for your pre-assignment consultation.

Weichert Workforce Mobility (Weichert)
Avon has partnered with a third-party relocation company, Weichert, to assist you in coordinating your relocation support. Your counselor will have the overall responsibility to coordinate and guide support services and expense reimbursement of all assignment related expenses.

Expense Reimbursement
Your Weichert Relocation Counselor will be responsible for expense reimbursement of all assignment related expenses. Assignment expenses are not to be submitted through the internal expense system or any local expense process for reimbursement without prior approval from Avon Global Mobility. Most assignment expenses are taxable and therefore Avon Global Mobility and your Weichert Relocation Counselor must process all assignment expenses to ensure proper tax

Susan Ormiston                    Page 5 of 11                    August 8, 2016

compliance for Avon. Expenses must be submitted to Weichert for reimbursement within three (3) months of the date the expense was incurred.

Work Permit/Visa
You are required to meet the entry and visa/work permit requirements of the Host Country prior to your arrival. Avon will therefore arrange for all appropriate immigration documents, visas, and work permits to be obtained in order to facilitate your assignment. Your assignment terms and conditions are subject to this compliance, and as such you are not permitted to move to the Host Country and begin the role until you have obtained all necessary immigration documents.

Avon will cover the costs associated with you and your accompanying dependents obtaining the appropriate immigration documentation, including the costs of any medical examinations and police checks. While Avon will assist you in preparing your passport(s) and visa/work permit applications, you are responsible for taking all required action to secure these documents. You are also responsible for ensuring your passport and the passport of your accompanying dependents, as well as any necessary endorsements remain valid and up to date whilst on assignment.

You are not permitted to work in the Host Country until you have obtained proper work authorization. You should consult with the Avon Global Mobility team and/or the Avon designated immigration services law firm prior to making plans for business travel or relocation to ensure that your plans are compatible with immigration regulations in the Host Country. Compliance is a very serious matter for Avon and Associates are expected to comply with the Host Country laws and regulations.

Pre-Assignment Trip
To prepare you for your upcoming assignment, Avon will provide you and your spouse a pre-assignment trip to the Host Country in order to view housing options. You should also use this visit to meet with future colleagues. The duration of the trip is a maximum of four (4) days/three (3) nights and includes air fare and accommodation as per the Avon Business Travel Policy, as well as reasonable meals and ground transportation. Your EY Assignment Services contact will arrange for a local Destination Services Provider to support you during this trip.

Destination Services
To assist you in settling into your new environment, you are entitled to five (5) days of destination services in the Host Country which will be provided through outside consultants chosen by Avon.
Destination services will include the following:

•	Home Search - including an assessment of your housing needs, home finding and viewings and standard lease negotiations

•	Area Orientation and Settling In - including city and area tour once housing is found, utility connection, location registration and bank account set up

Where possible, destination services should coincide with your Pre-Assignment Trip.

Miscellaneous Relocation Allowance
You will receive a one-time net payment equivalent to one month’s base salary, not to exceed US$10,000. This will be paid to you upon your start date in the Host Country.

This allowance is designed to subsidize expenses not otherwise covered by the provisions of this letter, including but not limited to: house cleaning, membership cancellations, excess baggage,

Susan Ormiston                    Page 6 of 11                    August 8, 2016

automobile registration, or purchase of special clothing and minor appliances (DVD player, toaster, tea kettle, blender, vacuum cleaner, etc.).

Spousal/Partner Support
Since your spouse/partner will relocate with you, Avon will provide a one-time net allowance of US$5,000 at the beginning of your assignment, to contribute towards your spouse/partner’s career and personal development in order to help them better assimilate into daily life in the Host Country. Example of expenses the allowance is intended to cover includes maintaining professional skills, pursuing educational opportunities and participation in social groups/activities.

Relocation Travel
Avon will provide you and your accompanying dependents with one-way, direct travel from New York, United States to London, United Kingdom on relocation. The mode and class of transportation will be in accordance with Avon’s business travel guidelines. You will need to submit your invoice for relocation travel to your Weichert Relocation Counselor for reimbursement.

Temporary Living
If your permanent accommodation in the Host Country is not immediately available, or you are required to vacate your Home Country property prior to departure, you will be reimbursed for actual temporary living expenses (including lodging, meals, gratuities and incidental expenses) for up to a cumulative maximum of thirty (30) days.

You should contact your Weichert Relocation Counselor before making any arrangements for temporary lodging.

You will also be reimbursed for the cost of one medium sized rental car for the period you are in temporary lodging. You will need to submit your invoice for car rental to your Weichert Relocation Counselor for reimbursement.

Shipment of Household Effects
Avon will make the necessary arrangements with an approved third party moving company to ship your household and personal effects from New York, United States to London, United Kingdom. The cost of shipping, insuring and clearing your goods through customs will be borne by Avon. You will be responsible for any duty on luxury items or goods that exceed duty free limits. You will be provided with the following maximum shipping allowance:

•	Air shipment of one container up to a maximum size of 2.6 cubic meters

•	In case of moving into unfurnished accommodation, sea/surface shipment of one standard 40ft container

Insurance coverage will be arranged through a third party insurer, and you will be required to complete an Inventory of Household Goods to detail the estimated value of the items you are shipping.

In general, in line with Host Country customs regulations, belongings will not be shipped until work permits, visas and all other required documents are secured.

Please refer to the Policy for a detailed outline of shipping exclusions.

Susan Ormiston                    Page 7 of 11                    August 8, 2016

Major Appliances and Fixtures Allowance
Avon does not support the shipment of major appliances to or from the Host Country. As such, you will be reimbursed for the reasonable cost of purchasing major appliances that are not provided with your new residence in the Host Country, or available from prior assignees. The appliances remain the property of Avon. Please refer to the Policy for the definition of major appliances and consult your EY Assignment Services contact for pre-approval of your appliance purchases.

Storage
If your Home Country property is to be rented out whilst you are on assignment, Avon will pay for up to 30 days of storage and insurance for the goods that are not to be shipped to the Host Country.

Avon will not cover any costs associated with the storage of personal and household effects in your Home Country.

DURING THE ASSIGNMENT

Goods and Services Differential
The goods and services differential is calculated by taking the difference between the goods and services (hereafter “G&S”) index of your Host and Home location times the amount that someone at your income level and family size would typically on goods and services in the Home Country. The portion of your salary used on goods and services in the Home Country is also referred to as your spendable income. It is the Home Country spendable income, not total base salary that is protected from the higher costs of goods and services.

The G&S differential will be determined at the start of your assignment however Avon’s independent data provider continually monitors exchange rates and movements in the rate of inflation for both countries. As conditions change in the Home and/or Host Countries, the differential may be increased, decreased, or removed based on new survey data from the data provider. Your balance sheet will reflect changes, positive or negative, to your goods & services index and exchange rate only when there is an adjustment for inflation or new pricing surveys are available. Your balance sheet will be updated in April and October of each year. The calculation of the G&S differential will utilize your current annual base salary, up to a maximum annual base salary of US$200,000.

You will begin to receive the G&S differential, if applicable, once you have moved out of temporary accommodation into permanent accommodation in the Host Country. Please notify your EY Assignment Services contact once you have secured permanent housing so that the applicable G&S differential can be implemented. The G&S differential will be paid in Host Country currency via the Host Country payroll.

Host Country Housing and Utilities Allowance
Avon will be assuming the full cost of your housing in the Host Country based on housing costs for individuals with your salary and family size in London per the information provided by the independent cost of living data provider.

Your housing allowance is up to GBP 8,000 per month for furnished housing, and will be delivered via payroll. If your actual rent exceeds your housing allowance, any excess will be your own responsibility and not covered by Avon. If applicable, additional taxes and condo fees will be covered in addition to your housing allowance.

Susan Ormiston                    Page 8 of 11                    August 8, 2016

A separate monthly allowance will also be provided to cover the cost of Host Country utilities (excluding telephone, cable television & internet service costs). This allowance will be reflected on your balance sheet and delivered via payroll.

Host Country Leases: The decision as to whether you will reside in Company leased or individually leased quarters will be made by Avon after a review of the tax and legal implications involved and therefore final approval of your housing selection will be required from Avon Global Mobility. No lease commitment should be signed prior to this determination or prior to review of the lease by Avon Global Mobility.

When securing your housing, a security deposit may be required and therefore Avon may approve to provide an advance to assist in covering this cost. When the deposit is refunded at the end of the lease, this amount will be repayable to Avon.

Your Duty of Care: You are required to exercise due diligence while you inhabit and maintain the rental property in accordance with the terms and conditions of your rental agreement. You should understand the meaning of acceptable wear and tear in your host location. If liability for property damage (including cabinet or furniture damage) occurs due to the fault or negligence of you and/or your family, Avon will not reimburse for damages. You will be responsible for any and all repair and maintenance expenses throughout your assignment (including lawn care/garden maintenance and pool maintenance). Avon reserves the right to collect any amount withheld from the Company-paid security deposit from any amount you are due from Avon, including but not limited to: base salary, bonus, any incentive compensation awards, assignment allowances, expense reports, tax equalization calculations, etc. to the extent allowed by law.

Host Country Transportation
You will be provided with transportation support in the Host Country in accordance with local policy.

Home Leave Allowance
Avon will provide you with an annual home leave allowance which is designed to give you the opportunity to renew ties with family, friends and work associates in your Home Country. The allowance will be calculated based upon a return airfare from London, UK to New York, USA, for you and your accompanying dependents via the most direct route available, plus the estimated cost of ground transportation to/from the airport. Class of travel is business class. Your home leave allowance will be paid as a lump sum once per year at the beginning of your assignment and on the following anniversaries of your assignment start date.

You are expected to use vacation leave during home leave, and your final trip should not be scheduled within three (3) months of your anticipated assignment end date.

Emergency Medical Assistance/Emergency Evacuation
You and your accompanying dependents are also covered under Avon’s emergency evacuation policy through Travel Guard should such a situation arise. To contact Travel Guard, call toll-free [------] (International Collect: [------]) and reference Avon's Group Name and Policy Number: Avon Products Inc. - [------]. Please keep this information with you when you travel. You can also access the Travel Guard website: www.chartisinsurance.com/travelguardassistance to find travel resources and a complete list of recommended healthcare providers in various locations throughout the world. You will be provided with a brochure and wallet card under separate cover.

Susan Ormiston                    Page 9 of 11                    August 8, 2016

Emergency Leave
If you have to return to your Home Country because of death or serious injury to a member of your immediate family, direct return economy class airfare(s) and ground transportation will be reimbursed for you and your accompanying dependents. You will be allowed up to seven (7) paid days as emergency leave.

SPECIAL PAYMENTS

In some locations, certain Host Country special payments and Host Country severance (termination indemnity) payments are required by local law. Should you qualify for and/or receive Host Country additional compensation required by local law, you understand that you are not entitled to these benefits under this LOA and you must turn over these benefits to Avon. In some cases, such Home Country benefits, payments, allowances or differentials will automatically be offset for the Host Country special payments, at Avon's direction.

DATA PRIVACY

During the assignment, your personal information will be collected and stored electronically in order to process salary payments, track your assignment details and generate other reports. By signing this letter, you expressly consent to the transfer of any information by Avon to related companies.

CERTAIN REIMBURSEMENTS AND PAYMENTS

Payments (including reimbursements) addressed in this letter may be subject to Section 409A of the U.S. Internal Revenue Code (“409A”) for international assignees who are subject to U.S. tax law. In order to ensure compliance with 409A, please note the following:

Many of the benefits addressed in this letter are provided to you via reimbursement from Avon. For tax reasons, in many cases (noted above), Avon commits to providing you with a reimbursement as soon as administratively possible but no later than March 15th of the year following the year in which the underlying expense is incurred. However, in order for Avon to be able to reimburse you on a timely basis, you must submit the reimbursement request and the supporting documentation as soon as possible in accordance with normal expense reimbursement policy, but no later than January 31st of the year following the year in which the underlying expense is incurred. Your failure to meet this deadline may lead to Avon being unable to reimburse you by the applicable March 15th (or other applicable date), in which case you could become subject to significant additional taxes and penalties under 409A, and Avon will not provide additional payments to you to cover any such additional taxes and penalties. Avon makes no representation about the effect of 409A on the provisions of this letter and Avon will not have any liability to you in the event that you become subject to taxation under 409A.

EMPLOYMENT CONSIDERATIONS

It is understood that in accepting this assignment, the terms and conditions are to be kept strictly confidential and to be the basis of your employment in the Host Country. It is also understood that you will continue to adhere to the spirit of Avon policies, and that Human Resources policies governing compensation and benefits as they relate to your particular case will be determined by reference

Susan Ormiston                    Page 10 of 11                    August 8, 2016

to Avon’s practices rather than Avon Cosmetics Limited’s practices, as well as by reference to the Avon Long Term International Assignment Policy - Tier 1 and Global Tax Equalization Policy. It is also understood that all of the items covered in this letter are subject to your continued satisfactory performance.

END OF THE TERM

Upon successful completion of your assignment in the Host Country, it is Avon’s current intent to offer you a package to continue in your role. Of course Avon’s business structure and other circumstances cannot be known at this time and as such, at the end of your assignment period, you may be offered repatriation back to your Home Country, an extension of your assignment in the Host Country, or localization in the Host Country.

If you are repatriating back to your Home Country, you will be provided with repatriation assistance in accordance with Avon’s Long Term International Assignment Policy - Tier 1 in effect at the time. All applicable international on-assignment allowances will be discontinued upon the end of your assignment, or, if later, on the date that is six (6) months following the date that you are notified that your assignment will end.

If it becomes necessary for Avon to initiate action resulting in the termination of your employment (except for cause) while on international assignment, you will be reimbursed for reasonable expenses related to repatriation in accordance with the Policy as in effect at that time, which may include: repatriation airfare and return shipment to your Home Country of the household effects in the same amount as provided for during relocation and a Miscellaneous Relocation Allowance. To be eligible to receive these benefits, relocation to your Home Country must occur within 30 days of termination.

If, while on assignment or immediately upon the conclusion of your assignment, your employment is terminated under circumstances that would trigger the payment of severance benefits under the Home Country’s severance plan as may be amended from time to time, then you will also be entitled to receive severance benefits. Any severance benefits payable to you will be payable under such severance plan (or as if the benefits were payable thereunder) and subject to terms and conditions of such severance plan, including, for example, provisions requiring that you sign a general release of claims, non-competition and non-solicitation provisions and other specified covenants and provisions related to 409A (which may include any applicable six-month delay for certain payments made upon termination of employment). Notwithstanding anything to the contrary, if your employment is terminated while on this assignment or anytime thereafter and you are otherwise eligible for severance benefits under the Home Country severance plan as described above or otherwise, any cash severance benefits that you are then entitled to will be no less than 24 months of base salary (subject to applicable taxes), in all cases subject to you signing a severance benefit agreement in such form as Avon determines, which shall include, for example, a general release of claims, non-competition and non-solicitation provisions and other covenants. In no case will severance be provided to you if you voluntarily resign or are terminated for cause (as determined by Avon in accordance with its plans and policies).

This letter will be governed by, and construed in accordance with, the laws of the State of New York, without giving effect to its conflict of laws principles.

Susan, we are very pleased you will be relocating to the United Kingdom to continue your important role with Avon.

Sincerely,

Susan Ormiston                    Page 11 of 11                    August 8, 2016

/s/ Sheri McCoy	8/8/16
Sheri McCoy	Date
Chief Executive Officer

ACKNOWLEDGEMENT AND ACCEPTANCE

I hereby agree to and accept the foregoing terms and conditions. I acknowledge that I have received the following documents: the Avon Long Term International Assignment Policy and Summary - Tier 1 and the Avon Global Tax Equalization Policy. I understand that Avon’s policies are subject to amendment and change as deemed appropriate by the company.

/s/ Susan Ormiston	8/16/16
Susan Ormiston	Date

cc:	Gina Fitzsimons, GVP HR - Compensation and Benefits & Global Functions
Michelle Parczuk, ED HR - Western Europe
Pedro Conejos, ED Compensation and Benefits - International & Global Mobility
Lorraine Williams (EY)

NOTE: All costs of this assignment will be charged to Corporate Human Resources cost center.